Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED MARCH 15, 2021

TO THE PROSPECTUS DATED AUGUST 10, 2020

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated August 10, 2020, Supplement No. 1, dated August 17, 2020, Supplement No. 2, dated September 15, 2020, Supplement No. 3, dated October 15, 2020, Supplement No. 4, dated November 17, 2020, Supplement No. 5, dated December 17, 2020, Supplement No. 6, dated January 19, 2021, Supplement No. 7, dated February 16, 2021, and Supplement No. 8, dated March 5, 2021. Defined terms used in this Supplement No. 9 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•	to update the transaction price for Class S, Class I, Class T and Class D shares of our common stock as of April 1, 2021; and

•	to disclose the calculation of our February 28, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes.

April 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2021 (and repurchases as of March 31, 2021) is as follows:

Transaction Price (per share)
Class S	$23.98
Class I	$24.00
Class T	$23.98
Class D	$24.00

•

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our Second Amended and Restated Share Repurchase Program, the repurchase price for each share class will be based upon the transaction price of such class.

February 28, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. (“Stanger”) to serve as our independent valuation firm. Our advisor is ultimately responsible for determining our NAV.

As of February 28, 2021, we owned the following investments:

•	A retail property located in Grand Rapids, Michigan (the “GR Property”).

•	An office property located in Fort Mill, South Carolina (the “FM Property”).

•	An office property located in Columbus, Ohio (the “CO Property”).

•	A flex industrial property located in Lewisville, TX (the “Lewisville Property”).

•

A Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the “Walgreens DST”), which owns seven properties (individually, a “Walgreens DST Property”, and collectively, the “Walgreens DST Properties”).

•

CF Albertsons Lancaster, LLC (the “Pennsylvania SPE”), which made a preferred equity investment (the “Lancaster PE”) through a joint venture agreement pursuant to which an interest in a cold storage and warehouse distribution facility located in Denver, Pennsylvania is held.

•

CF Albertsons Chicago, LLC (the “Illinois SPE”), which owns a fixed rate, subordinate mezzanine loan (the “Chicago Jr Mezz”) backed by an interest in a cold storage and warehouse distribution facility located in Melrose Park, Illinois.

•	A majority interest (75%) in an office property located in San Francisco, California (the “SF Property”) through a joint venture with an unrelated third party (the “Battery Street SF JV”).

•	An industrial property located in Phoenix, Arizona (the “Buchanan Property”).

•	Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the “Station DST”), which owns a 444 unit apartment community (“Station DST Property”).

•

An interest (76%) in an affiliated joint venture that owns a majority interest (97%) in a multifamily property located in Carrolton, Texas (the “Keller Property”) through a joint venture with an unrelated third party (the “Keller JV”).

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	February 28, 2021	January 31, 2021
Investment in real estate	$237,170,000	$179,570,000
Investments in real estate-related assets	33,353,901	33,177,364
Cash and cash equivalents(1)	21,698,586	38,523,009
Other assets	861,964	869,085
Debt obligations (at fair market value)	(117,047,633)	(86,452,372)
Due to related parties(2)	(511,243)	(491,673)
Accounts payable and other liabilities	(2,816,622)	(2,578,060)
Accrued performance participation allocation	(1,126,342)	(941,924)
Distribution fee payable the following month(3)	(28,574)	(31,091)
Non-controlling interests in subsidiaries	(10,348,063)	(3,253,255)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$161,205,974	$158,391,083
Number of outstanding shares	6,718,040	6,624,028

Note:	(1) Net of a reserve of $150,000 for anticipated near-term capital needs at our SF Property that was not deducted in its appraised value.

(2) Excluding, both, the full distribution fee liability of $668,848 and, pursuant to our valuation guidelines, $107,797 due to our advisor for reimbursement of organization and offering costs ($215,595 less the current liability due of $107,798). Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

(3) The distribution fee that is payable as of February 28, 2021 related to Class TX, Class T, Class S and Class D shares is shown in the table below. The non-current distribution fee payable of $640,274 is not due as of February 28, 2021.

Due to rounding, numbers presented throughout this document may not add up to precisely to the totals provided and percentages may not precisely reflect the absolute figures.

NAV Per Share	Class AX, IX and I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Total
Total Gross Assets at Fair Value	$219,386,322	$63,751,553	$5,424,037	$4,454,133	$68,406	$293,084,451
Distribution fees due and payable	—	(26,144)	(1,938)	(468)	(24)	(28,574)
Debt obligations (at fair market value)	(87,615,190)	(25,460,130)	(2,166,170)	(1,778,824)	(27,319)	(117,047,633)
Due to related parties	(382,687)	(111,205)	(9,461)	(7,770)	(119)	(511,243)
Accounts payable and other liabilities	(2,108,362)	(612,670)	(52,126)	(42,805)	(657)	(2,816,622)
Accrued performance participation allocation	(843,115)	(245,001)	(20,845)	(17,118)	(263)	(1,126,342)
Non-controlling interests in subsidiaries	(7,745,971)	(2,250,905)	(191,509)	(157,264)	(2,415)	(10,348,063)
Quarterly NAV	$120,690,997	$35,045,497	$2,981,988	$2,449,884	$37,608	$161,205,974

Number of outstanding shares	5,028,742	1,461,304	124,329	102,097	1,568	6,718,040
NAV per share	$24.00	$23.98	$23.98	$24.00	$23.98

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	February 28, 2021
Stockholders’ equity under U.S. GAAP	$158,467,131
Adjustments:
Unrealized appreciation of real estate	4,846,767
Unrealized appreciation of real estate-related assets	1,678,714
Organization and offering costs	107,797
Acquisition costs	(1,755,189)
Deferred financing costs, net	(1,177,983)
Accrued distribution fee(1)	640,274
Accumulated depreciation and amortization	12,387,249
Fair value adjustment of debt obligations	(1,625,449)
Deferred rent receivable	(1,865,274)
Deferred maintenance	(150,000)
Non-controlling interests in subsidiaries	(10,348,063)
NAV	$161,205,974

Note:	(1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

Summary of Methodology

In accordance with our current valuation procedures, our NAV was based in part upon: (i) the most recent appraised value of the GR Property, the FM Property, the CO Property, the Lewisville Property, the Walgreens DST Properties, the SF Property, the Buchanan Property all appraised by Stanger and the Keller Property prepared by a third-party; (ii) the fair market value of our Debt Investments (as defined below); (iii) the fair market value of our loans payable; (iv) the estimated non-controlling interest held in our consolidated Battery Street SF JV and Keller JV; (v) the value of our interest in the Station DST based upon a third-party appraisal of the Station DST Property (as defined below), the fair market value of the Station DST Property mortgage and other assets and liabilities of the Station DST, all reflecting our ownership percentage interest in the Station DST; and (vi) the net tangible assets and liabilities of the Company (including our advisor’s estimate of the Performance Participation Allocation as defined and discussed below) as of February 28, 2021, as outlined in more detail below.

Appraisal of Consolidated Real Estate

Pursuant to our valuation guidelines we engaged Stanger to provide its appraised market value of the SF Property as of September 30, 2020, the Buchanan Property as of August 31, 2020, the FM Property as of January 31, 2021, the CO Property as of June 30, 2020, the Lewisville Property as of December 31, 2020 and the GR Property and the Walgreens DST Properties as of March 31, 2020 (collectively, the “Stanger Appraised Properties”).  In addition, Stanger reviewed and relied upon the appraised value of the recent acquisition, the Keller Springs Property, prepared by a third-party with an effective date of January 6, 2021 (the “Third-Party Appraisal”) (collectively the Stanger Appraised Properties and the Third-Party Appraisal are the “Appraised Properties”).  Pursuant to our engagement agreement with Stanger, the appraisals of the Stanger Appraised Properties were prepared utilizing the income approach to value, specifically using a direct capitalization analysis for the GR Property and the Walgreens DST Properties and both a direct capitalization analysis and discounted cash flow analysis (“DCF”) for the FM Property, the CO Property, the Lewisville Property, the SF Property and the Buchanan Property. In addition, a sales comparison approach was conducted for the SF Property, given the size of the SF Property. The direct capitalization analysis is based upon the estimated net operating income of the Stanger Appraised Properties capitalized at an appropriate capitalization rate considering property characteristics and competitive position, the credit profile of the tenant/guarantor under the leases encumbering the Stanger Appraised Properties, the terms of the leases encumbering the Stanger Appraised Properties, and market conditions as of the date of value. The DCF analysis is based upon multi-year cash flow projections for each applicable property prepared in accordance with the lease which currently encumbers each property. Each property was assumed to be sold after the expiration of the initial lease term and any renewal terms deemed materially favorable to the tenant, or for which exercise was deemed likely based on other factors. The reversion value of the property which can be realized upon sale is calculated based on the current economic rental rate deemed reasonable for the property, escalated at a rate indicative of current expectations in the marketplace for the property. The projected market rate net operating income of the property for the year following the year of sale is then capitalized at an appropriate capitalization rate reflecting the age and anticipated functional and economic obsolescence and competitive position of the property to determine its reversion value. Net proceeds of sale are determined by deducting estimated costs incurred at the time of sale, estimated at 2% of the gross reversion value. Finally, the discounted present value of the cash flow stream from operations (including any estimated releasing costs at the end of the assumed current lease term) and the discounted present value of the net proceeds from sale are summed to arrive at a total estimated value for the property. The capitalization rates applied to the Stanger Appraised Properties ranged from 5.00% to 6.50%, with a weighted average of approximately 6.05%. The discount rates applied to the estimated net cash flow from operations of the Stanger Appraised Properties for which a DCF analysis was conducted ranged from 5.00% to 7.50%, with a weighted average of approximately 6.85%. The discount rates applied to the estimated residual value of the Stanger Appraised Properties for which a DCF analysis was conducted ranged from 6.25% to 7.75%, with a weighted average of approximately 7.33%. The residual capitalization rates applied to the Stanger Appraised Properties for which a DCF analysis was conducted ranged from 5.50% to 6.75%, with a weighted average of approximately 6.39%. Where both a direct capitalization analysis and DCF was utilized, the indicated value from each approach was reviewed and a final appraised value was concluded. While a sales comparison approach was not conducted, other than for the SF Property, Stanger reviewed regional property sale data for each Stanger Appraised Property in order to assist in the selection of capitalization rates applied in the appraisals and to observe transaction prices per square foot in the Stanger Appraised Properties’ regional markets. For the SF Property, the sales comparison approach conducted utilized the price per square foot from recent market sales and adjusted such indicated price per square foot to a price per square foot deemed reasonable for the SF Property, taking into account factors such as property size, location, tenancy/occupancy and condition/quality and the date of sale. The aggregate appraised value of the Stanger Appraised Properties was $179,570,000. The appraised values of the Stanger Appraised Properties are subject to the general assumptions and limiting conditions set forth in the appraisal reports rendered to the Company by Stanger.

The Third-Party Appraisal of the Keller Property utilized the income approach to value (specifically a direct capitalization analysis) and the sales comparison approach.  As with the Stanger Appraised Properties, the direct capitalization analysis utilized was based upon the estimated net operating income of the property capitalized at an appropriate capitalization rate considering property characteristics and competitive position and market conditions as of the appraisal’s date of value.  The sales comparison approach utilized the price per square foot from recent market sales of similar properties and adjusted such indicated price per square foot to a price per square foot deemed reasonable for the property, considering such factors as property size, location, condition/quality and conditions of sale, property rights sold and date of sale.

Debt Investments

In accordance with our valuation procedures, the Lancaster PE and the Chicago Jr Mezz (individually a “Debt Investment” and collectively the “Debt Investments”) were included in the determination of NAV at their estimated fair market value as of February 28, 2021, as determined by Stanger. The Debt Investments estimated value was based upon taking, for each Debt Investment, the loan payments over the remaining anticipated term and discounting such payments to present value at a discount rate range equal to the current estimated market interest rate on financing similar to the applicable Debt Investments. To provide their opinion of value of the Debt Investments, Stanger first reviewed the terms of each of the Debt Investments as contained in the loan documents. Stanger then reviewed mezzanine loan market terms at or around February 28, 2021 to ascertain current market interest rate levels for loans similar to the Debt Investments. This review was conducted by (i) recent interviews of participants in the mezzanine / preferred equity market, (ii) reviewing recent mezzanine loan transactions, as available, and (iii) reviewing published surveys available at or around February 28, 2021. Stanger also observed changes in yields and pricing of Albertsons publicly traded debt securities from the prior valuation date and the current valuation date. Based on Stanger’s reviews above and taking into consideration the Debt Investments’ unique factors, including, but not limited to, loan-to-value (based on the appraised value of the collateral), debt service coverage/debt yield, collateral property type, age and location, financial information pertaining to the lessee of the collateral properties, prepayment terms, and loan origination date, maturity date and extension terms, a market interest rate range was determined for each Debt Investment to utilize in the determination of the fair market value of the Debt Investments. The discount rate applied to the future payments of our Debt Investments was 7.75% for both facilities. The aggregate fair value of the Debt Investments was approximately $25,356,000.

Estimated Market Value of the Non-Controlling Interest in the Battery Street SF JV and Keller JV

In order to determine the net asset value attributable to the non-controlling interest and any promoted interest in the Battery Street SF JV and the Keller JV (collectively the “Consolidated JVs”), Stanger utilized the most recent property appraisal, the most recent balance sheet provided for the Consolidated JVs to determine the tangible assets and tangible liabilities of the Consolidated JVs, including an adjustment for anticipated near term capital repairs at the SF Property not considered in the property appraisal, and determined any promote due to the Company’s Battery Street SF JV partner. This net asset value was then multiplied by the ownership interest held by parties other than us to determine the non-controlling interest adjustment related to the Consolidated JVs utilized in the Company’s February 28, 2021 NAV.

Fair Value of Long Term Debt

Stanger performed a valuation of the property-level debt by reviewing available market data for comparable liabilities and applying a selected discount rate to the stream of future debt payments. The discount rate was selected based on several factors including U.S. Treasury yields as of the valuation date, as well as loan-specific items such as loan-to-value ratio, debt service coverage ratio, collateral property location, age, type, lease term and lessee credit quality, prepayment terms, and maturity and loan origination date. The discount rates applied to the future debt payments of our long-term debt ranged from 2.23% to 4.45%, with a weighted average of approximately 3.82%. Stanger’s valuation of the long-term debt is based in part on the appraised values of the encumbered Appraised Properties, which represent the collateral associated with the long-term debt as well as certain other assumptions and limiting conditions, including: (i) Stanger was provided with loan documents and other factual loan information by our advisor and has relied upon and assumed that such information is correct in all material respects and no warranty is given by Stanger as to the accuracy of such information; (ii) each collateral property is assumed to be free and clear of liens (other than the mortgage being valued); (iii) information furnished by others, upon which all or portions of Stanger’s value opinion is based, is believed to be reliable but has not been verified, and no warranty is given as to the accuracy of such information; (iv) no material change has occurred in the value of the collateral properties from the date of last appraisal through the loan valuation date and (v) each mortgage is assumed to be salable, transferable or assumable between parties and is further assumed not to be in default. Stanger’s opinion of the long-term debt value was predicated on the above assumptions.

Performance Participation Allocation – Special Unit Holder

The special unit holder in our operating partnership is entitled to receive an allocation equal to 12.5% of the Total Return to our shareholders, subject to a 5% Hurdle Amount and a High Water Mark, with 100% catch-up (the “Performance Participation Allocation”) based upon a full calendar year.  For calculation of the Performance Participation Allocation for 2020 only, the Performance Participation Allocation was based upon the time period from July 31, 2020 (the date such Performance Participation Allocation became effective) through the December 31, 2020.  The Total Return, Hurdle Amount, High Water Mark and Catch-Up are defined in our prospectus. While the Performance Participation Allocation is due annually, commencing with 2021, we accrue such fee monthly.  Stanger reviewed and discussed with our advisor its calculation of the Performance Participation Allocation. Our advisor’s Performance Participation Allocation estimate as of the Valuation Date was $785,783 for 2020 and $340,559 for year-to-date 2021.

The Value of Station DST Interests

The value of the beneficial interests in the Station DST was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property as of February 28, 2021 conducted in accordance with the methodology outlined in Fair Value of Long Term Debt above, the other tangible assets and liabilities of the Station DST such as cash and reserves, each reflecting our ownership interest in the Station DST (15%).

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our February 28, 2021 NAV for a change in the going-in capitalization rate and, where a DCF analysis was utilized, discount rates and terminal capitalization rates used in the Appraised Properties’ appraisals, the Station DST Property appraisal and the Keller Springs property appraisal, a 5% change in the discount rates used to value our Debt Investments and a 5% change in the discount rates used to value our long-term debt and the mortgage debt encumbering the Station DST Property.

Sensitivity Analysis	Range of NAV (Class AX, IX and I)			Range of NAV (Class TX)			Range of NAV (Class T)
	Low	Concluded	High	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$21.95	$24.00	$25.88	$21.93	$23.98	$25.86	$21.94	$23.98	$25.87
Capitalization Rate	5.96%	5.68%	5.39%	5.96%	5.68%	5.39%	5.96%	5.68%	5.39%
Cash Flow Discount Rate	7.22%	6.87%	6.53%	7.22%	6.87%	6.53%	7.22%	6.87%	6.53%
Residual Discount Rate	7.73%	7.36%	6.99%	7.73%	7.36%	6.99%	7.73%	7.36%	6.99%
Terminal Capitalization Rate	6.74%	6.42%	6.10%	6.74%	6.42%	6.10%	6.74%	6.42%	6.10%
Discount Rate - Debt Investments	8.14%	7.75%	7.36%	8.14%	7.75%	7.36%	8.14%	7.75%	7.36%
Discount Rate - Long-Term Debt Consolidated	3.56%	3.74%	3.93%	3.56%	3.74%	3.93%	3.56%	3.74%	3.93%

Sensitivity Analysis	Range of NAV (Class D)			Range of NAV (Class S)
	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$21.95	$24.00	$25.88	$21.94	$23.98	$25.87
Capitalization Rate	5.96%	5.68%	5.39%	5.96%	5.68%	5.39%
Cash Flow Discount Rate	7.22%	6.87%	6.53%	7.22%	6.87%	6.53%
Residual Discount Rate	7.73%	7.36%	6.99%	7.73%	7.36%	6.99%
Terminal Capitalization Rate	6.74%	6.42%	6.10%	6.74%	6.42%	6.10%
Discount Rate - Debt Investments	8.14%	7.75%	7.36%	8.14%	7.75%	7.36%
Discount Rate - Long-Term Debt Consolidated	3.56%	3.74%	3.93%	3.56%	3.74%	3.93%